December 27, 2005



Joyce Sweeney
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

   Re: Village Bank and Trust Financial Corp.
       Form 10-KSB for the Fiscal Year Ended December 31, 2004
       Forms 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
       File No. 0-50765

Dear Ms. Sweeney:

Please accept this response to your letter dated December 13, 2005 resulting from your review of the above referenced filings.

10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements, page 43

Note 1 - Summary of Significant Accounting Policies, page 47

Loans held for sale, page 48

Staff Comment

1. We note your disclosure on page 7 that the majority of residential mortgages made by Community First are originated on a pre-sold basis. In light of the fact that these loans are originated on a pre-sold basis, please tell us why you recognize a significant gain on sale of these loans. Tell us the terms of your agreements through which you pre-sell the loans and the typical time period between origination and the sale transaction.

Response

Community First Mortgage Corporation is a correspondent mortgage banking company. As disclosed in the Form 10-KSB, Community First enters into commitments to originate residential mortgage loans with permanent investors in which the interest rate and price of the loan are determined prior to closing of the loan with the borrower. We refer to these commitments as rate lock commitments. The period of time between the issuance of a rate lock commitment by Community First and the sale of the loan to the permanent investor generally ranges from 30 to 120 days.

Community First protects itself from changes in interest rates on loans sold by ensuring that the investor will purchase the loan at the committed interest rate and price. Community First locks in the loan with the investor via the internet and receives an immediate written confirmation of the rate lock commitment (in the form of a firm purchase agreement) from the investor. If the internet is down, the rate lock is made over the telephone and confirmed by the investor via facsimile transmission. As a result, Community First is not exposed to losses nor will it realize gains or losses related to such commitments due to changes in interest rates.

Community First recognizes a gain on the sale of a residential mortgage loan to a permanent investor based on the difference between the selling price and the carrying value of the residential mortgage loan. This difference results from the following components:

     1. An amount paid by the permanent investor for the right to service the loan, termed a servicing release premium. Community First always receives a servicing release premium from the sale of loans to permanent investors.
     2. Permanent investors quote prices to be paid on loans sold to them based on their current market interest rate. The permanent investor will pay the face value (par pricing) of the loan if it bears an interest rate at the current market. If the interest rate is lower than the current market interest rate offered, the permanent investor will pay an amount that is discounted from its face value; if the interest rate is higher than the current market interest rate offered, the permanent investor will pay a premium on its face value. In this way the permanent investor insures that its yield on the loan is at a current market rate. Thus when Community First originates a loan to be sold to a permanent investor, its gain can be decreased or increased by a discount or premium if the interest rate is different from the current interest rate offered by the permanent investor.
     3. Discount points may be paid by the borrower to Community First if the borrower desires to decrease the quoted interest rate.

All three of these components are taken into account when originating a loan to ensure that Community First receives the desired gain on the loan sold. While the contribution by each component to the overall gain on the loan sold may vary from loan to loan, Community First normally receives between 2.00% and 2.50% of the face amount of the loan as gain.

It is important to note that Community First receives current pricing information on components 1. and 2. above from all of its permanent investors. It in turn uses this pricing information from the permanent investors in pricing loans to borrowers. Thus, the gain on the sale of the loan is known at the time the loan is originated (which follows the rate lock commitment with the permanent investor).

Staff Comment

2. Please tell us and in future filings disclose whether you have any recourse, retained interest or other continuing involvement with the loans sold. If so, tell us and in future filings disclose your related accounting policies.

Response

Once a residential mortgage loan is sold to a permanent investor, Community First has no further involvement or retained interest in the loan. The loan documents are shipped to the permanent investor and, by contract, Community First's obligations are complete unless one of the following occurs:

     a. Fraud - if the investor determines that there was fraud by the borrower or another party in obtaining the loan and can prove this to Community First, Community First would be obligated to buy back the loan at the price sold to the permanent investor and return any servicing release premium paid by the permanent investor.
     b. Early Payment Default - if a borrower does not make the first three monthly payments on his mortgage loan, Community First would be obligated to buy back the loan at the price sold to the permanent investor and return any servicing release premium paid by the permanent investor.
     c. Early prepayment - if a borrower prepays the mortgage loan prior to it being outstanding for four months, Community First would be obligated to return any servicing release premium paid by the permanent investor. Only one permanent investor that Community First sells residential mortgage loans to has this term in its agreement.

Community First makes no provision on its books for the above recourse provisions as history has shown repurchase of loans under these provisions has been remote. In approximately eight years of operation and origination of residential mortgage loans totaling in excess of $300 million, Community First has been required to repurchase only one loan sold to a permanent investor.

We propose to include disclosures in future filings as follows (changes to the Company's current disclosure are noted in brackets):

         Loans held for sale

         The Company, through the Bank's mortgage banking subsidiary Community First, originates residential mortgage loans for sale in the secondary market. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis as determined by outstanding commitments from investors [or current investor yield requirements for loans of similar quality and type. The Company requires a firm purchase commitment from a permanent investor before a loan can be closed, thus limiting interest rate risk]. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

         [Residential mortgage loans held for sale are sold to the permanent investor with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. This difference arises primarily as a result of the value of the mortgage servicing rights.]

         [Once a residential mortgage loan is sold to a permanent investor, the Company has no further involvement or retained interest in the loan. There are limited circumstances in which the permanent investor can contractually require the Company to repurchase the loan. The Company makes no provision for any such recourse related to loans sold as history has shown repurchase of loans under these circumstances has been remote.]

In connection with this response to your comments, we acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

If you have any questions concerning this response, please contact me at
(804)419-1232.

Sincerely,

/s/ C. Harril Whitehurst, Jr.
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C. Harril Whitehurst, Jr.
Senior Vice President and Chief Financial Officer